FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO SHAREHOLDERS

RESULT OF THE EXERCISE OF WITHDRAWAL RIGHTS

Companhia Brasileira de Distribuição (“Company” or “GPA”), in the context of the Company’s migration to the Novo Mercado and in continuation to the Notice of Shareholders disclosed on January 3, 2020, hereby informs its shareholders the following.

On February 4, 2020 the period for the holders of preferred shares of the Company to exercise their withdrawal rights in connection with the conversion of all preferred shares of the Company into common shares, ratified by the Special Meeting of the Holders of Preferred Shares of the Company, held on December 30, 2019 (“Conversion”) terminated, and three shareholders, holders of 6,474 preferred shares, jointly, corresponding to 0.0038% of the preferred shares issued by the Company, exercised their withdrawal  right,.

Under article 45 of Law 6,404/76, the amount of the reimbursement, calculated based on the net equity contained in the financial statements of the Company as of December 31, 2018, is R$ 41.54 (forty-one reais and fifty-four cents) per preferred share. The payment of the reimbursement to the shareholders who exercised their withdrawal rights will be made on February 11, 2020, through credit in their respective custody accounts, and the 6,474 shares repurchased by the Company will be kept in treasury.

Given such result, and in line up with what already informed in the Material Fact disclosed on December 30, 2019, the Company confirms that it will not exercise the right to reconsider the deliberation of the Conversion, as provided for in paragraph 3 of article 137 of Law 6,404/76.

Finally, the Company clarifies that the procedures to the migration to Novo Mercado are still ongoing and it will confirm the date in which the effective Conversion and migration will occur as soon as such date is defined.

GPA’s Investor Relations area is available for any questions on the email gpa.ri@gpabr.com.

São Paulo, February 6, 2020.

Isabela Cadenassi

Investors Relations Office

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 6, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.